FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 26, 2003

Commission File Number: 000-28011

Terra Networks, S.A.

(Translation of registrant’s name into English)

Paseo de la Castellana, 92

28.046 Madrid

Spain

(34) 91-452-3900

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Terra Networks, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1	Press Release, dated on February 26, 2003

02/26/03

In the fourth quarter of 2002 and for the ninth consecutive quarter, the Company met its

EBITDA and revenue projections made to analysts

TERRA LYCOS WRITES DOWN 1.4 BILLION EUROS IN ASSETS

•	Terra Lycos used transparency and prudent conservative accounting criteria to bring the book value of past investments in line with the current market situation.

•	These non-cash charges resulted in a net loss for the year of 2 billion euros. Net income for the year, excluding these asset write-downs and applying the same tax rate as in the previous year, amounted to 423 million euros, a 25% improvement over 2001.

•	Write-down of goodwill was 857 million euros, of which 81% corresponded to the acquisition of Lycos, while the write-down of the tax credit amounted to 453 million euros.

•	In the fourth quarter of 2002, revenues were 173 million euros, applying the same exchange rate of the third quarter, exceeding the guidance of 160-170 million euros provided in the third quarter conference call. This is an increase of 19% over the third quarter on a constant euro basis. (SEE APPENDIX I)

•	The effect of the devaluation in 2002 of all currencies outside the euro zone where Terra operates yielded a negative impact of 19 million euros in the fourth quarter. Taking into account the exchange rate impact, revenues were 154 million euros, 5% more than the previous quarter.

•	Earnings before interest, taxes, depreciation and amortization (EBITDA) for the quarter was –21 million euros, an EBITDA margin of –13%, also in line with the Company’s guidance (between –11% and –14%). EBITDA for the year was –120 million euros, a 48% improvement over 2001, equivalent to 112 million euros.

•	At the end of December 2002, Terra Lycos had a total of 3.1 million paying access, communications services and portal subscribers, an increase of 24% over the previous quarter and 88% over 2001. The Company ended the year with 378,000 ADSL customers, an increase of 11% over the previous quarter and 62% over 2001.

Madrid, 26 February 2003 —Terra Lycos (MC: TRR; NASDAQ: TRLY), the global Internet leader, presented its financial results for the fourth quarter and fiscal year 2002 today. During a year shaped by an adverse macroeconomic backdrop and the prolongation of the advertising market crisis, Terra Lycos maintained positive and constant progress towards profitability. The Company carried out significant write-downs in assets at year end and recently signed a strategic agreement with Telefónica, reinforcing Terra Lycos’ business model by boosting future growth.

ASSET IMPAIRMENT

Terra Lycos employed transparency and prudent conservative accounting criteria to bring the book value of past investments in line with the current market situation via an asset write-down totaling 1.4 billion euros.

The write-down of goodwill was 857 million euros, of which 81% corresponded to the acquisition of Lycos, with the remainder due to other acquisitions. In keeping with this, a write-down of the tax credit amounted to 453 million euros. The rest of the write-downs, up to 1.4 million euros, correspond to other asset entries. These write-downs, which did not result in any cash disbursements, led to a net loss for the year of 2 billion euros. Net income for the year, excluding asset write-downs and using the same tax rate as in the previous year, amounted to -423 million euros, a 25% improvement over 2001.

FOURTH QUARTER

The Company kept its commitments with the Market.

In the fourth quarter of 2002, Terra Lycos earned revenue of 173 million in constant third-quarter euros, an increase of 19% over the previous quarter. Exceeding the Company’s guidance for the quarter (between 160 and 170 million in constant third-quarter euros). Total revenue, after consolidation of the different local currencies, suffered a negative exchange-rate effect of 19 million euros due to the appreciation of the euro against other currencies.

Revenue in current euros, taking into account the exchange-rate effect, was 154 million euros, an increase of 5% over the previous quarter.

The transition of the Company’s business model was reflected in results for the fourth quarter of 2002, with the diversification of Company revenue being especially noteworthy. During the quarter, 33% of total revenue came from access subscriptions, 35% from advertising and e-commerce, 22% from portal subscriptions and communications services, and 10% from other sources, including corporate and SME services.

During the fourth quarter, Terra Lycos launched value-added communications services, including Terra Messenger in Spain, inaugurating a new strategy based on real-time communications services. Terra Messenger was just one of several value-added products rolled out within the framework of the O.B.P. model in 2002, which also included the launch of a for-pay e-mail service in Brazil, which offers the protection of anti-virus and anti-spam filters and which already has almost 480,000 customers.

Earnings before interest, taxes, depreciation and amortization (EBITDA) for the fourth quarter of 2002 improved by 21 million euros over the same period of the previous year, to –21 million euros, advancing the continual improvement in EBITDA over the last two years. The EBITDA margin was –13%, in line with the Company’s guidance for the quarter (between –11% and –14%) an increase of 5 percentage points over the third quarter and 12 percentage points over the same period of the previous year. (SEE APPENDIX I)

FISCAL YEAR 2002

Terra Lycos’ revenue increased quarter by quarter.

Revenue for fiscal year 2002 amounted to 622 million euros. At a constant 2001 exchange rate, revenue for 2002 would have amounted to 692 million euros. Despite an adverse macroeconomic environment, this is a figure similar to that reached the previous year, although it has greater quality because it is based on growth in profitable segments.

At the close of 2002, and applying to each quarter of the year the foreign exchange rate effect for the twelve month period, Terra Lycos’ revenues increased quarter by quarter throughout the year as you can see in the following graph:

EBITDA for the year was –120 million euros, a 48% or 112 million euro improvement over 2001. The EBITDA margin for the year was –19%, a 14 percentage point improvement over the previous year.

Operating Expenses

In 2002, Terra Lycos continued to combine effective management with process improvement and created an organization consistent with its global presence, enabling the gradual reduction of operating expenses. During the year, the Company reduced costs by 22% from the previous year, a savings of 123 million euros.

Net Income

In 2002, the Company posted a net loss of 2 billion euros, due to the asset write-down of 1.4 billion euros Excluding this non-cash charge, and applying the same tax rate as in 2001, net income would have reached 423 million euros, 25% higher than the year before.

Cash

Terra Lycos has one of the strongest cash positions in the sector, allowing it to fund its operations and explore new business opportunities in order to boost profitability. Skilled cash management enabled the Company to end 2002 with 1.8 billion euros.

OPERATING RESULTS

An increase of paying subscribers

Terra Lycos ended 2002 with a total of 5.9 million subscribers, 3.1 million or 53% of which are paying subscribers to access, communications and portal services. This marks a 24% increase from the end of the third quarter and an 88% increase from the close of 2001. The Company ended the fourth quarter of the year with 378,000 ADSL subscribers, 62% more than the previous year and 11% more than at the end of the third quarter (SEE APPENDIX IV).

Terra Lycos closed December with 1.7 million subscribers to communications and portal services, a 379% leap from the year before and 52% more than at the end of the third quarter.

“2002 presented a major challenge for Terra Lycos, with an adverse macroeconomic backdrop and a crisis in the advertising industry in general and in the online advertising market in particular” stated Terra Lycos Executive Chairman Joaquim Agut. He added “We were still able to continue growing and focusing on services for which our clients are willing to pay. At the same time, we have maintained a constant path towards profitability through efficient management and a commitment to innovation that allows us to obtain new sources of recurring revenue.”

This growth and progress towards profitability were reinforced with an asset write-down in the year’s last quarter and also with the strategic alliance signed with Telefónica, which will allow Terra Lycos to consolidate its long-term business model. The agreement makes Terra Lycos the exclusive portal and provider of value-added Internet services for the Telefónica Group, as well as continuing to exploit globally its broadband and narrowband access business.

The agreement, for an initial period of six years with an automatic one-year renewal, guarantees that Terra Lycos will generate a minimum margin of 78.5 million euros per year, the difference between revenues from these services and the related direct costs and investment. For the first year (2003), Terra Lycos estimates it will obtain about 118 million euros from this agreement, generating a minimum margin of 78.5 million euros.

2002 SUMMARY:

GROWTH:

Despite an adverse operating environment, Terra Lycos managed to sustain its growth and profitability. Growth in revenues in local currency accelerated each quarter. Terra Lycos refocused towards the client and profitable services.

EBITDA:

This remains the key measure used by analysts of Internet companies. For the ninth straight quarter, Terra Lycos outperformed the guidance and met its commitments. In 2002, EBITDA increased by 112 million euros and the EBITDA margin by 14 percentage points.

CASH:

Terra Lycos boasts one of the strongest cash positions in the sector, which leaves it in a comfortable position to carry out operations to drive growth.

TERRA LYCOS-TELEFONICA AGREEMENT:

This agreement is aimed at tapping existing synergies between the two companies, while for Terra Lycos and its shareholders it provides a long-term guarantee for its business model.

GOODWILL:

The significant write-downs and the restructuring of assets and fiscal credits in the 2002 financial statements are all part of Terra Lycos’ aim of maintaining a high level of investor transparency.

MANAGEMENT:

Reorganisation of the global group realized efficiencies and redundancies in the organization that led to management changes. The aim is to bring the size of the teams in line with the desired objectives, while complying with prevailing labour laws. This need was particularly evident in 2002.

U.S.:

The U.S. is one of Terra Lycos’ most important markets. The company intends to maintain its presence there, both because of its position (it is the country’s fourth-largest portal) and because of its technological leadership, which can be exported to the rest of the world.

SPAIN AND LATIN AMERICA:

They are both the natural markets in which Terra Lycos will continue its operations maintaining its leadership position.

About Terra Lycos

Terra Lycos is a global internet group, with a presence in 42 countries in 19 languages. The group, which resulted from Terra Networks, S.A’s acquisition of Lycos, Inc. in October of 2000, operates some of the most widely visited web sites in the US, Europe, Asia and Latin America, and is the largest access provider in Spain and Latin America.

Terra Lycos’ network of websites includes Terra in 17 countries, Lycos in 25 countries, Angelfire.com, Atrea.com, Azeler.es, Direcciona.es, Educaterra.com, Emplaza.com, Gamesville.com, HotBot.com, Ifigenia.com, Invertia.com, Lycos Zone, Maptel.com, Matchmaker.com, Quote.com, RagingBull.com, Rumbo.com, Tripod.com, Uno-e.com and Wired News (Wired.com), among others.

Terra Lycos, with headquarters in Barcelona and operating centers in Madrid and Boston, as well as elsewhere, is listed on the Madrid stock exchange (ticker: TRR) and on the NASDAQ electronic market (ticker: TRLY).

Contacts:

• Public Relations
Miguel Angel Garzón	Kirsten Rankin (U.S.)
+34-91-452-3021	+1-781-370-2691
miguel.garzon@corp.terralycos.com	kirsten.rankin@corp.terralycos.com

• Investor Relations
Miguel Von Bernard
+34-91-452-3278
relaciones.inversores@corp.terralycos.com

Telefonica

terra lycos

APPENDIX I
TOTAL REVENUE
(millons of euros)
Meeting Company´s Projections: (160-170)
161
162
146
154
173
1Q 02
2Q 02
3Q 02
4Q 02
4Q 02
Reported revenues without FX Rate adjustments
Applying the average FX Rate for the first 9 months of the year

EBITDA IMPROVEMENT
Meeting Company´s Projections:(-14%/-11%)
1Q 02
2Q 02
3Q 02
4Q 02
4Q 02
(41)
(32)
(26)
(21)
(23)
-25%
-20%
-18%
-13%
-13%
As Reported
Applying the average FX Rate for the first 9 months of the year

Appendix III

TERRA LYCOS

CONSOLIDATED STATEMENT OF OPERATIONS (unaudited)

(in millions of euros – Spanish GAAP)

	Oct-Dec	Jul-Sept.	%	Jan-Dec		Jan-Dec	%
	2002	2002	change	2002		2001	change
Revenue:
Media	86.1	86.8	-0.8	359.4		448.1	-19.8
Access and services	67.6	58.9	+14.8	262.4		245.4	+6.9
Total revenue	153.7	145.8	+5.4	621.8		693.5	-10.3
(*) ( constant from 3Q 02)	173.1 (*)		+18.7
(**) FX rate 2001)				692	(**)		-0.2

Cost of revenue	(67.2)	(68.3)	-1.6	(304.4)		(364.5)	-16.5

Gross Profit	86.5	77.5	+11.6	317.4		328.9	-3.5
Operating Expenses:
Research and Development	(18.3)	(26.9)	-31.9	(101.5)		(127.6)	-20.5
Sales and Marketing	(65.6)	(54.0)	+21.5	(229.5)		(305.1)	-24.8
General and Administrative	(23.2)	(23.0)	+0.9	(106.6)		(128.3)	-16.9

Total Operating Expenses	(107.1)	(103.9)	+3.1	(437.7)		(561.0)	-21.9

EBITDA ***	(20.6)	(26.5)	-22.2	(120.3)		(232.0)	-48.2

EBITDA Margin	-13%	-18%	+27.7	-19%		-33%	-42.4

Depreciation / Other	(37.0)	(38.9)		(164.1)		(185.6)

Financial Income	14.2	15.6		63.5		126.2
Share in gains (losses) by equity method	(88.6)	(21.2)		(148.9)		(181.7)

Amortization of Goodwill	(61.5)	(62.2)		(252.6)		(383.5)

Extraordinaries	(1,047.2)	3.8		(1,046.3)		(74.8)
Income (loss) before taxes and Minorities Interest	(1,240.8)	(129.3)		(1,668.7)		(931.3)

Corporate Income Tax	(435.4)	30.4		(342.6)		363.4
Minority Interest	(0.6)	0.2		2.4		1.6

Net income (loss)	(1,676.7)	(98.7)		(2,008.9)		(566.3)

(*) Revenue from the fourth quarter of 2002, expressed in constant euros of the third quarter of 2002, rose by 173.1 million euros. The conversion into euros from foreign currencies in these financial statements for consolidation represents a negative impact of 19 million euros on quarterly revenue. This impact is calculated by the difference between accumulated revenus of the four quarters of 2002 (applying the average exchange rate between January–December 2002) and the revenues reported in previous quarters.

(**) 2002 Revenue calculated at average FX Rate for 2001

(***) EBITDA in both periods does not include operating leases in the US, which are included under Depreciation.

APPENDIX IV

OPERATING RESULTS

	(Users in millions)	4Q 2002	4Q 2001	Var. %

PAYING SUBSCRIBERS
	Access	1.4	1.3	7.7%

	Communications and Portal Services	1.7	0.4	379.4%

	TOTAL PAYING SUBSCRIBERS	3.1	1.7	88.0%

FREE SUBSCRIBERS	Narrowband Access	2.7	3.0	-9.8%

TOTAL SUBSCRIBERS		5.9	4.7	24.7%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Terra Networks, S.A.

Date:	By:	/s/ Elías Rodríguez-Viña Cancio

Name: Elías Rodríguez-Viña Cancio
Title: Chief Financial Officer Terra Networks, S.A.